SCHEDULE 13D/A

NAME OF ISSUER:  METRA BIOSYSTEMS

TITLE OF CLASS OF SECURITIES:  COMMON STOCK

CUSIP NUMBER:    59114210

NAME, ADDRESS AND TELEPHONE NO:  KURT AMUNDSON, 265 NORTH WHISMAN
ROAD,
MOUNTAIN VIEW, CA  94043   PH: 415-903-9100

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:  4/13/98

1.  NAME OF REPORTING PERSONS:  IRS: ID NOS. OF ABOVE PERSON:

    THOMAS MITCHELL & CO. LP - 13-3603667

2.  CHECK BOX IF A MEMBER OF A GROUP    (B) x

3.  SEC use only

4.  Source of Funds     00

5. Check if Disclosure of Legal Proceedings is Require Pursuant to Items
  2(d) or 2 (e) not sure - no proceedings.

6.   Citizenship or Place of Organization - State of Delaware

7.   Sole Voting Power - Thomas Mitchell & Co. LP - 192,000

8.   Shared Voting Power -

9.   Sole Dispositive Power - Thomas Mitchell & Co. LP- 192,000

10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
192,000

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares

13.  Percent of Class Represented by Amount in Row (11)  1.52%

14.  Type of Reporting Person
  Thomas Mitchell & Co. LP -PN


CUSIP NO: 59114210
SCHEDULE 13D/A

ITEM #1-  METRA BIOSYSTEMS

ITEM #2-a-   Thomas Mitchell & Co., L.P.
        b-   POB 31
             Lake Placid, NY  12946
        C-   Limited Partnership
        D-   During the last five years, Thomas Mitchell  & Co.,
LP has not been
             convicted in a criminal proceeding .
        E-   During the last five years, Thomas Mitchell & Co., LP
was not a
             party to a civil proceeding of a judicial or
administrative body of
             competent jurisdiction and as a result of such
proceeding was or is
             subject to a judgment, decree or final order
enjoining future viola
             tions of, or prohibiting or mandating activities
subject to,
             federal or state securities laws or finding any
violation with
             respect to such laws.

        F-   U.S.A.

ITEM #3-   Cash held in account

ITEM #4-   For Investment Purposes only.

ITEM #5a-  192,000 / 12,650,000 = 1.52%
         b-Thomas Mitchell & Co., LP-sole dispositive power and sole voting power
         c-20,000-shares purchased to settle 4/13/98 through NASDAQ and in negotiated transactions at prices from $2.25 -$2.30 per share.
         d-not applicable
         e-not applicable

ITEM #6- not applicable
ITEM #7- not applicable


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date:   April 23, 1998

  Signature   THOMAS S. MITCHELL